Matthew T. Bush Direct Dial: +1.858.523.3962 matt.bush@lw.com	12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
May 5, 2020 VIA EDGAR Ms. Ada D. Sarmento Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
File No. 066168-0003

Re:	Avidity Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted April 3, 2020
CIK No. 0001599901

Dear Ms. Sarmento:

We are in receipt of the Staff’s letter dated April 30, 2020 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Avidity Biosciences, Inc. (“Avidity” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus Summary

Our Development Programs, page 2

1.

We note that you have four muscle programs in the research and discovery stage. Please provide us your analysis as to why these programs are material enough to be included in your pipeline table. Please also add columns for each of Phase 1, Phase 2 and Phase 3 to the table.

Avidity’s Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 108 of the Amended Registration Statement to add columns to refer to Phase 1, Phase 2 and Phase 3. However, the Company respectfully advises the Staff that although the four muscle programs are in the research and discovery stage, the Company believes that these programs are sufficiently material to depict in the pipeline chart based on:

•	the detailed level of disclosure devoted to each program in the Business section as well as the Prospectus Summary,

May 5, 2020

•	the already-identified development target for each program related to genetic disease as noted in the pipeline chart,

•	the interconnected development pathways and common functional element between the programs, and

•	the substantial use of proceeds that the Company intends to use for these programs.

This level of detail and the materiality of these programs to the Company is in stark contrast to other pharmaceutical companies with less well-defined early-stage research programs and whose disclosure is cursory due to the programs not having a defined development target or development pathway. The Company believes both the pipeline and detailed disclosure included in the Amended Registration Statement provides investors with important information about the scope of the Company’s current development focus area: specifically, the Company’s initial focus on muscle diseases to demonstrate the capabilities of its AOCs as highlighted in the Prospectus Summary textual disclosure. In particular, the Company provides detailed disclosure about each program, including its development target and approach as well as next steps in terms of regulatory and development plans, both in the Prospectus Summary and the Business section.

Specifically, because the Company’s development programs in muscle each target genetic drivers of disease (and the targets are set forth in the pipeline chart) and all use the same proprietary mAb targeting TfR1, the Company expects to know relatively early on in the development cycle whether such development programs have therapeutic potential. The Company strongly believes it is important for investors to understand the targeted genetic approach and inter-connection of this same mAb between these programs, as opposed to viewing them as completely unrelated development programs. In fact, limiting the pipeline chart to only one muscle program would potentially mislead investors trying to understand the full picture of the Company’s muscle focus and development plans. The Company believes providing investors with a pipeline-level view of the number and types of programs the Company is evaluating within muscle is important for investors to understand as they evaluate an investment in the Company.

Additionally, the Company has highlighted that the chart presents a summary of its current “Development Programs” and not a traditional “pipeline” table limited to preclinical or clinical programs, in order to further distinguish for investors the nature of the development programs summarized, including a detailed breakdown of pre-clinical stages from discovery through IND-enabling. The Company further advises the Staff that the disclosure throughout the prospectus makes clear to investors the distinctions between its muscle programs as well as the current state of such programs. Additionally, because three out of four of the development programs (DMD, FSHD and Pompe disease) are in rare, monogenic diseases and the biology of these diseases is therefore well-understood, the development timelines for such programs are likely to be relatively short because the Company expects to go straight into Phase 1/2 clinical trials followed by registrational trials.

In addition, the Company intends to use substantial proceeds from the proposed offering for the development of these four muscle programs, which amounts will be set forth in the Use of Proceeds section, and, as such, believes these programs are material enough to include in the pipeline chart based on such planned expenditure of proceeds alone. Together, the Company believes the foregoing factors make each of these programs material to an investor’s understanding of the Company and, specifically, the summarized view of its development programs in the chart.

May 5, 2020

2.	Please revise to explain what you mean by “durable, dose-dependent manner” as used in the second paragraph on page 3 and elsewhere in the prospectus.

Avidity’s Response: The Company has revised the disclosure on pages 3 and 99 of the Amended Registration Statement in response to the Staff’s comment.

Our Strategy, page 4

3.

We note your disclosure that your strategy is to “rapidly advance” or “rapidly progress” clinical development for some of your muscle programs. Please revise these statements and any similar disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative. In addition, please identify the development pathways you intend to pursue to expedite approval of your lead candidate, should your Phase 1/2 trial of AOC 1001 planned for 2021 be successful as noted on page 3.

Avidity’s Response: The Company has revised the disclosure on pages 4 and 101 of the Amended Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Avidity’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

We partially depend on intellectual property licensed from third parties, page 59

5.

We note your disclosure regarding an option agreement with the University of Alberta pursuant to which you in-license key patent applications for your Exon 51 skipping Antibody Oligonucleotide Conjugate for Duchenne muscular dystrophy and future product candidates. Please provide a summary of the material terms of this agreement in the Business section and file this agreement as an exhibit or tell us why you do not believe it is required.

Avidity’s Response: The Company respectfully advises the Staff that the Company does not believe that the option agreement with the University of Alberta (the “Option Agreement”) is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company does not currently in-license any intellectual property pursuant to the Option Agreement and the Company respectfully advises the Staff that it has clarified the disclosure on pages 59, 60 and 124 of the Amended Registration Statement to this effect.

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Pursuant to Regulation S-K Item 601(b)(10)(i), “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” or “that is material to the registrant and that was entered into not more than two years before” such filing must be filed as a material contract. In addition, pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contact is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include “continuing contracts…to purchase the major part of registrant’s requirements of goods, services or raw materials or any…license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Because the Option Agreement is an option for a license of intellectual property rights, and the Company’s business principally relates to the development of oligonucleotide-based therapies called Antibody Oligonucleotide Conjugates for the treatment of serious diseases, the Company believes that the Option Agreement is the type of agreement that ordinarily accompanies its business. Furthermore, the Company is not “substantially dependent” on the Option Agreement as the Company has not yet exercised the option, and the Company does not currently rely on any of the intellectual property covered by such agreement. In addition, even if the Option Agreement was not considered in the ordinary course, the Company does not believe the agreement is material to an investor’s understanding of the Company’s financial condition or operations, because there is no upfront payment required in connection with the exercise of the option and the scope and nature of the intellectual property covered thereby is speculative at this stage. To the extent that the Company decides to exercise the Option Agreement and in-license the rights covered thereunder, the Company expects that at such time the license agreement covering such rights would be a material agreement and the Company would file the license agreement in connection therewith.

For the foregoing reasons, the Company believes that the Option Agreement is not required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K. The Company has similarly not disclosed the terms of the agreement in the Amended Registration Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research Collaboration and License Agreement With Lilly, page 85

6.	Please disaggregate the milestones payments into those for development, regulatory, and commercialization for further transparency into the collaboration and license agreement with Lilly.

Avidity’s Response: The Company has revised the disclosure on pages 84, 127, F-17 and F-18 of the Amended Registration Statement in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 94

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

May 5, 2020

Avidity’s Response: The Company respectfully advises the Staff that the Company will supplementally provide the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

Intellectual Property, page 124

8.	Please disclose which foreign jurisdiction or jurisdictions you are referring to when you state that you have filed an “international” patent application.

Avidity’s Response: The Company has revised the disclosure on pages 124 and 125 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property Relating to Our AOC Product Platform, page 126

9.	Please identify the foreign jurisdictions where you have filed patent applications related to your product platform.

Avidity’s Response: The Company has revised the disclosure on page 125 of the Amended Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 176

10.

Please revise footnote (1) to clarify, if true, that Dr. Wong is the sole person with voting and investment control over the shares held by RTW Investments and footnote (2) to clarify, if true, that Bihua Chen is the sole person with such control over the shares held by Cormorant Asset Management, or revise each to identify all natural person or persons who have voting and investment control of the shares held by these entities.

Avidity’s Response: The Company has revised the disclosure on page 174 of the Amended Registration Statement in response to the Staff’s comment.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

11.

Please tell us why it is appropriate to include the proceeds from the sale of Series C convertible preferred stock in January 2020 and conversion into common stock in the unaudited pro forma information here and throughout the filing as if the transactions had occurred as of December 31, 2019.

Avidity’s Response: The Company respectfully advises the Staff that it has revised the disclosure throughout the Amended Registration Statement to provide unaudited pro forma information as of March 31, 2020, and therefore no longer includes the sale of Series C convertible preferred stock in January 2020 and conversion into common stock in the unaudited pro forma information as if the transactions had occurred as of December 31, 2019.

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May 5, 2020

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Mary Mast, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Christine Torney, Securities and Exchange Commission
Sarah Boyce, Avidity Biosciences, Inc.
Cheston J. Larson, Latham & Watkins LLP
Alaina P. Ellis, Latham & Watkins LLP
Richard C. Segal, Cooley LLP
Charles S. Kim, Cooley LLP
Divakar Gupta, Cooley LLP